++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. This preliminary prospectus is not an offer to sell, nor does it + +seek an offer to buy, these securities in any jurisdiction where the offer or +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                  Filed pursuant to Rule 424(b)5
                                                      Registration No. 333-32886
                   Subject to Completion. Dated May 1, 2000.
             Prospectus Supplement to Prospectus dated May 1, 2000.

                                  $250,000,000

                              [LOGO OF WHIRLPOOL]

                              % Notes due       , 2010

                                  -----------

  Whirlpool will pay interest on the notes on            and            of each
year. The first such payment will be made on           . The notes will be
issued only in denominations of $1,000 and integral multiples of $1,000.

  Whirlpool has the option to redeem all or a portion of the notes at any time. The redemption price will be based on the present value of the scheduled payments of principal and interest remaining at the time of redemption, plus accrued interest. The discount rate used will be based on a U.S. Treasury security having a remaining life to maturity comparable to the notes, plus basis points. The redemption price will be at least 100% of the principal amount of the notes to be redeemed.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                           Per Note    Total
                                                           --------    -----
Initial public offering price.............................      %   $
Underwriting discount.....................................      %   $
Proceeds, before expenses, to Whirlpool...................      %   $

  The initial public offering price set forth above does not include accrued
interest, if any. Interest on the notes will accrue from           , 2000 and
must be paid by the purchaser if the notes are delivered after           ,
2000.

                                  -----------

  The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New
York on May   , 2000.

                          Joint Book-Running Managers

Goldman, Sachs & Co.                                        Salomon Smith Barney

                         Banc of America Securities LLC

                                                  Banc One Capital Markets, Inc.

                                  -----------

                   Prospectus Supplement dated May   , 2000.

                             WHIRLPOOL CORPORATION

    Whirlpool Corporation, the leading worldwide manufacturer and marketer of major home appliances, was incorporated in 1955 under the laws of Delaware as the successor to a business that traces its origin to 1898. We manufacture and market a full line of major home appliances and related products, primarily for home use. Our principal products are: home laundry appliances, home refrigeration and room air conditioning equipment, home cooking appliances, home dishwashers, and mixers and other small household appliances. We also produce hermetic compressors and plastic components, primarily for the home appliance and electronics industries.

    We market and distribute our major home appliances in the United States under the Whirlpool, KitchenAid, Roper and Estate brand names, primarily to retailers, buying groups and builders. We have been the principal supplier of home laundry appliances to Sears, Roebuck and Co. for over 80 years. We are also the principal supplier to Sears of residential trash compactors and microwave hood combinations and a major supplier to Sears of dishwashers, free-standing ranges and home refrigeration equipment. We supply products to Sears for sale under Sears' Kenmore and Sears brand names. Sears has also been a major outlet for our Whirlpool and KitchenAid brand products since 1989. In 1999, approximately 18% of our net sales were attributable to sales to Sears.

    During 1999, our U.S. operations exported products to Canada, Mexico, Latin America, the Caribbean, Asia, Europe, Africa and the Middle East. Major home appliances are manufactured and/or distributed in Canada under the Inglis, Admiral, Speed Queen, Whirlpool, Estate, Roper and KitchenAid brand names. In Mexico, our joint venture, Vitromatic S.A., manufactures and markets major home appliances for sale under the Whirlpool, Acros and Supermatic brand names.

    In Europe, we manufacture, market and distribute, through wholly owned sales entities, our major home appliances under the Whirlpool, Bauknecht, Ignis, Algor and Laden brand names and our portable appliances under the KitchenAid brand name. In addition to our extensive operations in Western Europe, we have sales subsidiaries in Hungary, Poland, the Czech Republic, Slovakia, Greece, Romania, Latvia, Estonia, Lithuania and Morocco and a representative office in Russia. In certain Eastern European countries and ex-Soviet states, products bearing the Whirlpool and Ignis brand names are sold through independent distributors. We own a subsidiary in South Africa, which manufactures refrigerators and freezers and through which we market a full line of products under the Whirlpool and KIC brand names. Our European operations also sell products carrying the Whirlpool, Bauknecht, Ignis, Algor and Fides brand names to our wholly-owned sales companies in Asia and majority-owned sales companies in Latin America and to independent distributors and dealers in Africa and the Middle East.

    In Asia, we market and distribute our major home appliances through three operating regions: the South Asia Sales region based in New Delhi, which includes India and surrounding markets; the Asia Pacific Sales region, which includes the ASEAN countries, Korea, Japan, Australia, New Zealand, Hong Kong, and Taiwan; and the China Sales region through Whirlpool Narcissus and Whirlpool Shunde. With the exception of the Narcissus and Shunde joint ventures, we wholly own all of these entities. We market and sell our products in Asia under the Whirlpool, KitchenAid, Bauknecht and Ignis brand names.

    In Latin America, we manufacture, market and distribute our major home appliances through regional networks under the Whirlpool, Brastemp, Consul and Eslabon de Lujo brand names. Appliance sales and distribution in Brazil, Argentina, Bolivia and Chile are managed through subsidiaries owned by Multibras S.A. Eletrodomesticos, our Brazilian subsidiary, and in Bolivia, Peru, Paraguay, and Uruguay through independent distributors. Appliance sales and distribution in Central American countries, the Caribbean, Venezuela and Ecuador are managed through our sales subsidiaries, which are part of our North America Region, and through independent distributors. In Colombia, we operate a sales branch which sells and distributes products for the Colombian market.

                              RECENT DEVELOPMENTS

First Quarter Results

    Net earnings for the first quarter of 2000 were $112 million, or $1.52 per diluted share, up 32% from first quarter 1999 core earnings of $88 million, or $1.15 per diluted share. The term "core earnings" refers to earnings from continuing operations excluding the effects of the first quarter 1999 Brazilian currency devaluation. Net earnings for the prior-year period, including the Brazilian currency devaluation, were $28 million, or $0.36 per diluted share.

    Strong management of our pension assets resulted in a net pension credit of $0.12 per diluted share, which was included in our first-quarter earnings. For the full-year 2000, we expect to recognize a net pension plan credit of approximately $0.50 per diluted share and expect to recognize similar annual pension plan credits for the next three to five years.

    First quarter sales grew 4% from the prior-year period to $2.6 billion. Absent currency translations, which reduced sales in the first quarter of 2000 by $63 million, sales grew 7% from the prior-year period. We believe that our underlying growth in unit shipments fundamentally represents our global growth strategies and objectives.

    Whirlpool North America reported strong results for the first quarter of 2000, including record levels of sales, unit shipments and operating profit. Unit shipments of our products in North America, which grew approximately 13% over the prior-year period, continue to outperform the North American appliance industry core product categories, which grew 6% over the prior-year period.

    For the remainder of the year, we expect that our series of new product introductions, innovative brand-building initiatives and ongoing productivity improvements will continue to produce strong results. New products that are expected to drive results include the recently introduced Whirlpool brand Conquest(TM) side-by-side refrigerator with In-Door Ice(TM) system and the new Whirlpool brand Whispure(TM) air purifier. We expect that North American appliance industry unit shipments will grow approximately 3% for the full year 2000.

    Whirlpool Europe also reported strong results, including first quarter records for unit shipments, operating profits and sales in local currency. Our growth in unit shipments, which grew approximately 6% over the prior-year period, outpaced the European appliance industry's growth, which grew 4% over the prior-year period. We expect European appliance industry shipments to grow between 4% and 5% for the full year 2000. We plan to continue our strong performance improvement with additional new product introductions, including new Whirlpool brand Imagine(TM) dishwashers, washing machines and dryers all incorporating "sixth sense" control and sensor technology, as well as other brand building initiatives.

    Whirlpool Latin America produced strong double-digit gains in unit shipments, sales and operating profit. This performance was driven by increasing consumer demand for Brastemp and Consul brand products, as well as by continued productivity improvements. We expect to deliver additional performance improvements in Latin America as general economic and appliance industry conditions continue to strengthen, and as we accelerate our aggressive schedule of new product introductions and other brand-building initiatives. For the full year 2000, we expect unit shipments to grow between 7% and 10% for the Latin American appliance industry.

    Whirlpool Asia continued its string of quarterly performance improvements by again posting quarterly gains in unit shipments and sales, as well as in operating profit, with operating profit more than tripling from the prior-year period. Whirlpool Asia's performance was again driven by sales growth across the region. Consumer acceptance of the new globally designed Opera(TM) line of Whirlpool brand refrigerators, first introduced in India, was particularly strong in the first quarter and is expected to fuel additional sales growth throughout the year. We expect appliance industry unit shipments in our Asian region to grow between 8% and 10% for the full year 2000.

    See "Selected Historical Consolidated Financial Data."

Stock Buyback Program

    On February 15, 2000, we announced that our board of directors approved the repurchase of up to $750 million of our outstanding shares of common stock. This authorization extends our $250 million share repurchase program, which was announced in March 1999, bringing the total authorized share repurchases to $1 billion. The shares are to be repurchased on the open market and through privately negotiated sales as we deem appropriate. As of March 31, 2000, we had repurchased 4,394,500 shares at a cost of $264.6 million since the beginning of our share repurchase program.

                           FORWARD-LOOKING STATEMENTS

    The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. "Recent Developments," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and other sections of this prospectus supplement contain forward-looking statements that reflect our current views with respect to future events and financial performance.

    Certain statements contained in this prospectus supplement and other written and oral statements made from time to time by us do not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" that provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "will," "forecast," and similar words or expressions. Our forward-looking statements generally relate to our growth strategies, financial results, product development and sales efforts. These forward-looking statements should be considered with the understanding that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially.

    Many factors could cause actual results to differ materially from our forward-looking statements. Among these factors are: (1) competitive pressure to reduce prices; (2) the ability to gain or maintain market share in an intensely competitive global market; (3) the success of our global strategy to develop brand differentiation and brand loyalty; (4) our ability to control operating and selling costs and to maintain profit margins during industry downturns; (5) the success of our Brazilian businesses operating in a challenging and volatile environment; (6) continuation of our strong relationship with Sears in North America, which accounted for approximately 18% of our consolidated net sales of $10.5 billion in 1999; (7) currency exchange rate fluctuations in Latin America, Europe, and Asia that could affect our consolidated balance sheet and income statement; and (8) social, economic, and political volatility in developing markets.

    We undertake no obligation to update forward-looking statements, and investors are advised to review disclosures by us in our filings with the SEC. It is not possible to foresee or identify all factors that could cause actual results to differ from expected or historic results. Therefore, investors should not consider the foregoing factors to be an exhaustive statement of all risks, uncertainties or factors that could potentially cause actual results to differ.

                                USE OF PROCEEDS

    The proceeds from the offering are expected to be $250 million before deducting the underwriting discount and expenses of the offering. We will use the net proceeds of the offering to reduce our outstanding commercial paper and for general corporate purposes. As of March 31, 2000, our outstanding commercial paper had a weighted average maturity of approximately 28 days and a weighted average interest rate of approximately 6.15% per annum. Pending such uses, we will invest the proceeds in short-term investments, including commercial paper and certificates of deposit.

                                 CAPITALIZATION

    The following table sets forth our consolidated capitalization (1) at March 31, 2000 and (2) as adjusted to give effect to the offering and the application of the proceeds from the offering. See "Use of Proceeds."

                                                                At March 31,
                                                                    2000
                                                               ----------------
                                                                          As
                                                               Actual  Adjusted
                                                               ------  --------
                                                                (In Millions)
Notes Payable and Current Maturities of Long-Term Debt:
  Whirlpool Corporation....................................... $  694   $  444
  Consolidated subsidiaries...................................    510      510
                                                               ------   ------
    Total Notes Payable and Current Maturities of Long-term
     Debt..................................................... $1,204   $  954
                                                               ======   ======
Long-term Debt:
  Whirlpool Corporation....................................... $  390   $  640
  Consolidated subsidiaries...................................    130      130
                                                               ------   ------
    Total Long-term Debt...................................... $  520   $  770
                                                               ======   ======
Stockholders' Equity:
  Common stock................................................ $   84   $   84
  Paid-in capital.............................................    383      383
  Retained earnings...........................................  2,355    2,355
  Unearned restricted stock...................................     (8)      (8)
  Cumulative translation adjustments..........................   (418)    (418)
  Treasury stock..............................................   (497)    (497)
                                                               ------   ------
    Total Stockholders' Equity................................ $1,899   $1,899
                                                               ======   ======
    Total Long-term Debt and Stockholders' Equity............. $2,419   $2,669
                                                               ======   ======

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following table sets forth our selected historical consolidated financial data and other operating information. The selected historical consolidated financial data for the five years ended December 31, 1999 are derived from our audited consolidated financial statements. The selected historical consolidated financial data for the three-month periods ended March 31, 2000 and 1999 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2000. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included or incorporated by reference in the prospectus.

                         Three Months
                          Ended March
                              31,              Year Ended December 31,
                         --------------  ----------------------------------------
                          2000    1999    1999     1998     1997    1996    1995
                         ------  ------  -------  -------  ------  ------  ------
                                (In millions, except per share data)
Statement of Operations
 Data:
 Net sales.............. $2,590  $2,486  $10,511  $10,323  $8,617  $8,523  $8,163
 Expenses
 Cost of products sold..  1,942   1,867    7,852    7,805   6,604   6,623   6,245
 Selling and
  administrative........    405     421    1,753    1,791   1,625   1,557   1,521
 Intangible
  amortization..........      8       9       31       39      34      35      31
 Restructuring costs....    --      --       --       --      343      30     --
                         ------  ------  -------  -------  ------  ------  ------
                          2,355   2,297    9,636    9,635   8,606   8,245   7,797
                         ------  ------  -------  -------  ------  ------  ------
   Operating profit.....    235     189      875      688      11     278     366
 Other income (expense)
 Interest and sundry....     (9)   (152)    (195)     136     (14)    (23)    (23)
 Interest expense.......    (38)    (41)    (166)    (260)   (168)   (155)   (129)
                         ------  ------  -------  -------  ------  ------  ------
   Earnings (loss)
    before income taxes
    and other items.....    188      (4)     514      564    (171)    100     214
 Income taxes
  (benefit).............     71       8      197      209      (9)     70      90
                         ------  ------  -------  -------  ------  ------  ------
   Earnings (loss) from
    continuing
    operations before
    equity earnings and
    minority interest...    117     (12)     317      355    (162)     30     124
 Equity in affiliated
  companies.............     (2)     (2)      (4)       1      67      93      72
 Minority interests.....     (3)     42       34      (46)     49      18      (1)
                         ------  ------  -------  -------  ------  ------  ------
   Earnings (loss) from
    continuing
    operations..........    112      28      347      310     (46)    141     195
 Earnings (loss) from
  discontinued
  operations
  (less applicable
  taxes)................    --      --       --       --      (11)     15      14
 Gain on disposal of
  discontinued
  operations
  (less applicable
  taxes)................    --      --       --        15      42     --      --
                         ------  ------  -------  -------  ------  ------  ------
   Net earnings (loss).. $  112  $   28  $   347  $   325  $  (15) $  156  $  209
                         ======  ======  =======  =======  ======  ======  ======
Per share of common
 stock:
 Basic earnings (loss)
  from continuing
  operations............ $ 1.53  $ 0.37  $  4.61  $  4.09  $(0.62) $ 1.90  $ 2.64
 Basic net earnings
  (loss)................ $ 1.53  $ 0.37  $  4.61  $  4.29  $(0.20) $ 2.10  $ 2.83
 Diluted earnings (loss)
  from continuing
  operations............ $ 1.52  $ 0.36  $  4.56  $  4.06  $(0.62) $ 1.88  $ 2.60
 Diluted net earnings
  (loss)................ $ 1.52  $ 0.36  $  4.56  $  4.25  $(0.20) $ 2.08  $ 2.78
 Cash dividends......... $ 0.34  $ 0.34  $  1.36  $  1.36  $ 1.36  $ 1.36  $ 1.36
Balance Sheet Data:
 Current assets......... $3,321  $3,566  $ 3,177  $ 3,882  $4,281  $3,812  $3,541
 Total assets........... $6,964  $7,236  $ 6,826  $ 7,935  $8,270  $8,015  $7,800
 Current liabilities.... $3,462  $3,078  $ 2,892  $ 3,267  $3,676  $4,022  $3,829
 Long-term debt......... $  520  $1,031  $   714  $ 1,087  $1,074  $  955  $  983
 Stockholder's equity... $1,899  $1,762  $ 1,867  $ 2,001  $1,771  $1,926  $1,877
Other Data:
 Ratio of earnings to
  fixed charges (1).....    5.4     --       3.7      3.0     --      1.5     2.0

--------
(1) For purposes of the ratios of earnings to fixed charges, earnings consist of pre-tax earnings from continuing operations before fixed charges, minority interest and our equity in undistributed net earnings of less than 50% owned affiliated companies, the investment in which is accounted for by the equity method. Fixed charges consist of interest on indebtedness, amortization of debt expense and premium, and that portion of rentals representative of interest. Our earnings were insufficient to cover fixed charges by $4 million for the three-month period ended March 31, 1999. Our earnings were insufficient to cover fixed charges by $178 million for the year ended December 31, 1997. We incurred pre-tax restructuring charges of $343 million in 1997 to better align our cost structure within the global home appliance marketplace. Excluding the impact of these restructuring charges, our ratio of earnings to fixed charges in 1997 would have been 1.6.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

    The following is a discussion of the main factors affecting changes in operating results for the three years ended December 31, 1999. Our investment in our Brazilian subsidiary, Brasmotor, S.A., was accounted for on a consolidated basis for 1999 and 1998 and for the last two months of 1997. Prior to consolidation, Brasmotor's operations were accounted for on an equity basis.

Earnings

    Core earnings increased 31% in 1999 while 1998 core earnings increased 37% over 1997. The term "core earnings" refers to earnings from continuing operations excluding the effects of the first quarter 1999 Brazilian currency devaluation and restructuring and special operating charges recorded in 1997. Earnings from continuing operations and net earnings for 1999 were reduced $60 million after-taxes and minority interests, or $0.79 per diluted share, by the first quarter's Brazilian currency devaluation.

    During 1998, we recorded an after-tax gain from discontinued operations of $15 million or $0.19 per diluted share related to the sale of our consumer financing and European inventory financing assets to Transamerica Distribution Finance Corporation, concluding a series of transactions to dispose of our financing business initiated in the fourth quarter of 1997. Over 1998 and 1997, we recorded total after-tax gains from discontinued operations of $57 million, or $0.74 per diluted share related to these transactions.

    In 1997, an after-tax and minority interests restructuring charge of $232 million, or $3.07 per diluted share, and an after-tax and minority interests special operating charge of $40 million, or $0.54 per diluted share, were incurred to better align our cost structure within the global home-appliance marketplace. Discontinued operating results for 1997 were $31 million, or $0.42 per diluted share, including an after-tax special operating charge of $22 million, or $0.29 per diluted share, an after-tax gain on business dispositions of $42 million, or $0.55 per diluted share, and discontinued earnings (before special charges) of $11 million, or $0.16 per diluted share.

    Equity earnings (loss) were $(4) million, $1 million and $67 million in 1999, 1998 and 1997, respectively. The decrease from 1998 was due primarily to the consolidation of Brasmotor starting in the last two months of 1997.

Net Sales

    Net sales were $10.5 billion in 1999, a 2% increase over 1998 net sales of $10.3 billion. Net sales were $8.6 billion in 1997. The increase in 1999 results was primarily from a 9% increase in unit volumes, partially offset by the impact of currency fluctuations around the world. Excluding currency fluctuations, sales would have increased 11% over 1998. The regional trends were as follows:

  . North American overall unit volumes were up 12% from 1998 levels, with major appliances up 13% in an industry that was up 11%. This volume increase translated into a 10% increase in net sales. Unit volumes and net sales were up 10% and 6%, respectively, in the 1998 versus 1997 comparison.

  . European unit sales increased 7% over 1998 levels in an industry that increased 3%, while net sales were up 1% over 1998 levels, reflecting the impact of currency fluctuations. Excluding the impact of currency fluctuations, net sales would have increased 6% over 1998 levels. Unit volumes and net sales increased 7% and 4%, respectively, in the 1998 versus 1997 comparison due to higher volume and improved product mix.

  . A weak Brazilian economy in the first half of 1999 and the Brazilian currency devaluation, which occurred primarily in the first quarter, contributed to flat unit sales and a 20% decrease in net sales in Latin America as compared to 1998. Net sales adjusted for currency fluctuations increased 16% over 1998.

    The increase in 1998 consolidated net sales over 1997 was due primarily to the full year consolidation of Brasmotor. Excluding the impact of consolidating Brasmotor and currency fluctuations, net sales were up 4% in 1998 versus 1997.

Gross Margin

    Our gross margin percentage increased in 1999 nearly one percentage point over 1998 to 25.3%, due primarily to benefits resulting from the restructuring started in 1997 and ongoing productivity improvements from our Operational Excellence Program. These benefits combined to more than offset a change in the classification of certain North American sales allowances in 1999 from selling, general and administrative expenses into net sales. The reclassification reduced the full year's gross margin by 0.3 percentage points. All regions generated strong improvements during 1999, with North America's gross margin as a percentage of sales, excluding the sales allowance reclassification, increasing 0.9 percentage points and Europe, Brazil and Asia increasing 1.2,
1.1 and 4.3 percentage points, respectively.

    Our gross margin percentage improved by nearly one percentage point in 1998 versus 1997. The North American gross margin percentage improved due to increased volume, productivity improvements and reduced material costs, partially offset by price deterioration. The European gross margin improved due to the benefits of restructuring plus manufacturing efficiencies and reduced material costs.

Selling, General and Administrative Expenses

    Selling, general and administrative expenses as a percent of net sales decreased from 1998 due to improvements related to restructuring and a 0.3 percentage point improvement due to the North American sales allowance reclassification. These improvements were partially offset by $36 million in pre-tax provisions in Brazil related to credit risk. The regional trends were as follows:

  . North American expenses as a percentage of net sales increased 0.6 percentage points, excluding the sales allowance reclassification mentioned above, due to a temporary increase in logistics costs and expenses related to the implementation of a new Enterprise Resource Planning System.

  . European expenses as a percentage of net sales improved by one percentage point due to reduced costs, mainly from restructuring and further efficiency savings.

  . Brazil's expenses as a percentage of net sales improved slightly due to cost reduction efforts.

  . Asia's expenses as a percentage of net sales improved by 4.5 percentage points due to increased sales and continued cost reduction efforts.

    The improvement of over one percentage point in 1998 versus 1997 was due to restructuring savings and other cost reduction initiatives, partially offset by pre-tax provisions totaling $28 million in Brazil related to increased credit risk.

Other Income and Expense

    Other income (expense) was $237 million lower in 1999 than in 1998, primarily due to the impact from the Brazilian currency devaluation. The Brazilian real declined from 1.21 to 1.82 per U.S. Dollar from mid-January 1999, when the Brazilian government changed its foreign exchange policy to a floating exchange rate, to December 31, 1999. The main impact from the devaluation occurred in the first quarter and resulted in a $146 million pre-tax charge to earnings, with Whirlpool's share after-tax and minority interest being $53 million. Also included in this category was a $12 million pre-tax mark-to-market charge ($7 million after-tax) related to short term forward contracts purchased to hedge movement in Brazil's currency. For the full year, foreign exchange losses within the Brazilian operations totaled $169 million pre-tax, with Whirlpool's share after-tax and minority interest being $62 million, and charges related to short-term forward contracts totaled $23 million pre-tax ($14 million after-tax). Interest expense decreased $94 million over 1998, but this improvement was offset by lower interest income. Both of these changes were due to the restructuring of the Brazilian balance sheet in order to reduce our exposure to exchange rate fluctuations.

    Other income (expense) for 1998 was favorable compared to 1997, primarily due to the inclusion of the Brazilian operations in the consolidated results for the full year 1998 versus two months in 1997.

Income Taxes

    The effective tax rate for continuing operations was 37% in 1999 (adjusted for the effect of the Brazilian currency devaluation), the same as in 1998, and 44% in 1997 (adjusted for restructuring and other special operating charges). Including the Brazilian currency devaluation, the effective tax rate for 1999 was 38%. The decrease from 1997 to 1998 was due to the impact of consolidating Brasmotor, the recognition of certain tax benefits in Europe and Brazil, and the lower impact of permanent tax differences resulting from higher earnings. Including restructuring and other special operating charges, the effective tax benefit rate for 1997 was 5%.

CASH FLOWS

    The statements of cash flows from continuing operations reflect the changes in cash and equivalents for the last three years by classifying transactions into three major categories: operating, investing and financing activities.

Operating Activities

    Our main source of liquidity is cash from operating activities consisting of net earnings from operations adjusted for non-cash operating items, such as depreciation and currency translation adjustments, and changes in operating assets and liabilities, such as receivables, inventories and payables.

    Cash provided by operating activities totaled $801 million in 1999 versus $763 million in 1998. Cash provided by operations was $593 million in 1997. The increase in 1998 from 1997 was primarily due to higher earnings, partially offset by spending for restructuring.

Investing Activities

    Our principal recurring investing activities are property additions. Net property additions for continuing operations were $437 million, $523 million and $378 million in 1999, 1998 and 1997, respectively. The increased spending in 1998 over the 1999 and 1997 levels was primarily due to significant expenditures in Brazil for product renewals, more efficient production methods and equipment replacement for normal wear and tear.

Financing Activities

    Dividends to stockholders totaled $103 million, $102 million and $102 million in 1999, 1998 and 1997, respectively.

    Our net borrowings decreased by $324 million in 1999, excluding the effect of currency fluctuations. Most of the reduction was in shorter term notes payable and funded through cash generated from operations and existing cash balances in Brazil.

    Our net borrowings decreased by $423 million in 1998, excluding the effect of currency fluctuations, resulting primarily from proceeds related to the Whirlpool Financial Corporation's ("WFC") asset sales. Also during 1998, we redeemed $40 million of WFC's preferred stock.

FINANCIAL CONDITION AND OTHER MATTERS

    Our financial position remains strong as evidenced by our December 31, 1999 balance sheet. Our total assets were $6.8 billion and stockholders' equity was $1.9 billion at the end of 1999 versus $7.9 billion and $2.0 billion, respectively, at the end of 1998. The decreases from 1998 were due primarily to the impact of the Brazilian currency devaluation and the weakening of the euro.

    Our ratio of overall debt to invested capital of 37.7% in 1999 was down from 43.5% in 1998 due primarily to lower borrowings, which were reduced by cash generated from operations and existing cash balances in Brazil.

    We have external sources of capital available and believe we have adequate financial resources and liquidity to meet anticipated business needs and to fund future growth opportunities such as new products, acquisitions and joint ventures.

    On January 7, 2000, we completed our tender offer for the outstanding publicly traded shares in Brazil of our subsidiaries Brasmotor and Multibras S.A. Eletrodomesticos ("Multibras"). In completing the offer, we purchased additional shares of Brasmotor and Multibras for $283 million. With this additional investment, our equity interest in our Brazilian subsidiaries increased from approximately 55% to approximately 87%.

    On March 1, 1999, we announced that our Board of Directors approved the repurchase of up to $250 million of our outstanding shares of common stock. The shares are to be purchased on the open market and through privately negotiated sales as we deem appropriate. Through December 31, 1999, we had repurchased 2,662,100 shares at a cost of $167 million. See "Recent Developments--Stock Buyback Program."

    We recorded $58 million pre-tax of recovered Brazilian sales taxes paid in prior years during 1999. This recovery of taxes paid under a Brazilian law, which was successfully challenged in the courts, is substantially complete. We received $42 million of pre-tax benefits from a Brazilian government export incentive ("Befiex") recorded in 1998. In 1997, we recorded $34 million in Befiex and other tax benefits. The Befiex program ended in mid-July 1998.

    In December 1996, a favorable court decision was obtained by Multibras and Embraco with respect to additional export incentives in connection with the Befiex program. In April 1997, Multibras and Embraco submitted tax-credit claims for about 447 million Brazilian reals (equivalent to U.S.$440 million as of December 1996) relating to the favorable decision for exports from July 1988 through December 1996. This amount is impacted by exchange rate fluctuations, offset by accrued interest. The Brazilian court must render a final decision on the amount, timing and payment method of any final award. We have not recognized any income relating to the claims involving sales prior to 1997 because the timing and payment amount of such claims is uncertain.

Market Risk

    We are exposed to market risk from changes in foreign currency exchange rates, domestic and foreign interest rates, and commodity prices, which can impact our operating results and overall financial condition. We manage our exposure to these market risks through our operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Derivative financial instruments are viewed as risk management tools and are not used for speculation or for trading purposes. Derivative financial instruments are entered into with a diversified group of investment grade counterparties to reduce our exposure to nonperformance on such instruments.

    We manage a portfolio of domestic and cross currency interest rate swaps that serve to effectively convert U.S. Dollar (USD) denominated debt into that of various European currencies. Such local currency denominated debt serves as an effective hedge against the European cash flows and net assets that exist today and that are expected to be generated by our European business over time. Domestic and cross currency interest rate swaps in this portfolio are sensitive to changes in foreign currency exchange rates and interest rates. As of December 31, 1999, a 10% appreciation of the USD versus the European currencies alone would have resulted in an incremental unrealized gain on these contracts of $41 million. The converse event would have resulted in an incremental unrealized loss on these contracts of $47 million. As of December 31, 1999, a 10% favorable shift in interest rates alone to each swap would have resulted in an incremental unrealized gain of $10 million. The converse event would have resulted in an incremental unrealized loss of $10 million.

    We use foreign currency forward contracts and options from time to time to hedge the price risk associated with firmly committed and forecasted cross-border payments and receipts related to our ongoing business and operational financing activities. In addition, in 1999 we began hedging the U.S. dollar debt of our subsidiaries in Brazil by entering into forward contracts to reduce our exposure to exchange rate fluctuations. The value of these contracts moves in a direction opposite to that of the transaction being hedged, thus eliminating the price risk associated with changes in market prices. Foreign currency contracts are sensitive to changes in foreign currency exchange rates. At December 31, 1999, a 10% unfavorable exchange rate movement in our portfolio of foreign currency forward contracts would have resulted in an incremental unrealized loss of $69 million while a 10% favorable shift would have resulted in an incremental unrealized gain of $68 million. Consistent with the use of these contracts, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions. We had an outstanding option to buy Brazilian reals for USD at December 31, 1999. A 10% increase in the exchange rate would have resulted in an incremental unrealized gain of $10 million while a 10% decrease would have no financial impact.

    We manage a portfolio of domestic interest rate swap contracts that serve to effectively convert long-term, fixed rate USD-denominated debt into floating rate LIBOR-based debt. We also use commodity swap contracts to hedge the price risk associated with firmly committed and forecasted commodities purchases that are not hedged by contractual means directly with suppliers. As of December 31, 1999, a 10% increase or decrease in interest rates would not have resulted in a material gain or loss. A 10% shift in copper and aluminum prices would have resulted in an incremental $2 million gain or loss.

    Our sensitivity analysis reflects the effects of changes in market risk but does not factor in potential business risks.

Euro Currency Conversion

    On January 1, 1999, 11 member nations of the European Union began the conversion to a common currency, the "euro." We have significant manufacturing operations and sales in these countries. The introduction of the euro has eliminated transaction gains and losses within participating countries and there currently has not been any significant impact on operating results from the change over to the euro.

    Prices to customers may converge throughout the affected countries, although we believe that in recent years competitive pressures have to some extent eliminated price differences solely caused by the lack of price transparency. Internal computer systems and business processes will need to be changed to accommodate the new currency. We have established a cross-functional team, guided by an executive-level steering committee, to address these issues. We currently plan to make changes in two phases. In the first phase, from 1999 to 2001, we will have the capability to bill customers and pay suppliers in euro, but will continue to maintain our accounts in the national currencies. In 2002, we will convert all remaining operational and financial systems to the euro. The cost of the first phase is not material; the cost of the second phase has not been estimated at this time.

    Operating efficiencies should ultimately result from reduction of the complexity of doing business in multiple currencies. No estimate of these efficiencies has been made.

Year 2000

    We completed our Year 2000 readiness initiatives and did not experience any significant problems at the beginning of 2000. We do not anticipate any adverse business effects related to this issue. We incurred approximately $21 million in cumulative costs of projects dedicated solely to Year 2000 remediation.

                              DESCRIPTION OF NOTES

    The following description is a summary of the particular terms of the notes. This summary supplements the description of the general terms and provisions of the notes set forth under "Description of Debt Securities" in the prospectus dated May 1, 2000.

General

    We will issue the notes as a separate series of debt securities under an indenture dated March 20, 2000 (as amended by the Trust Indenture Act of 1990, the "Indenture") between us and Citibank, N.A., as trustee. The notes initially will be issued in an aggregate principal amount of $250 million, will mature on
       , 2010 and will be unsecured obligations. We may reopen this series of notes and issue additional notes from this series in the future. The notes will rank equally with all of our other unsecured and unsubordinated debt. However, since a substantial portion of our operations are conducted through subsidiaries, our cash flow and our consequent ability to service debt, including the notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans or other payments of funds by those subsidiaries to us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory and contractual restrictions. As of March 31, 2000, our subsidiaries had approximately $639.9 million of outstanding indebtedness.

    The notes will bear interest from      , 2000 at the rate of   % per annum.
We will pay interest on the notes semi-annually on       and      , commencing
on           , 2000, and at maturity. Interest will be computed on the basis of a 360-day year, consisting of twelve 30-day months. We will make each interest payment to the persons in whose names the notes are registered at the close of
business on the       and       next preceding the interest payment date.
Principal and interest will be payable at the office or offices or agency maintained by us for such purposes as contemplated by the Indenture, including with respect to the payment of interest, by mailing checks to registered holders. For so long as The Depository Trust Company, New York, New York ("DTC") or its nominee is the registered holder, payments of interest will be made to DTC by wire transfer.

Optional Redemption

    The notes will be redeemable, in whole or in part, at our option at any time. The redemption price for the notes to be redeemed will equal the greater of the following amounts, plus, in each case, accrued interest on the notes to the redemption date:

  . 100% of the principal amount of the notes to be redeemed; or

  . as determined by a Reference Treasury Dealer (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes, not including any portion of any payments of interest accrued as of the redemption date, discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate (as defined
    below), plus      basis points.

    The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months.

    "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue, expressed as a percentage of its principal amount, equal to the Comparable Treasury Price for such redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by a Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

    "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Quotations.

    "Reference Treasury Dealer" means each of Goldman, Sachs & Co., Salomon Smith Barney Inc., Banc of America Securities LLC and Banc One Capital Markets, Inc. and their respective successors and any other primary U.S. Government securities dealer in New York City selected by the trustee after consultation with us.

    "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date.

    We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed.

    Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions of the notes called for redemption.

    The notes will not be entitled to the benefit of a sinking fund.

Defeasance and Covenant Defeasance

    The provisions of Sections 10.1(B)(ii) and 10.1(B)(iii) of the Indenture relating to defeasance and covenant defeasance described under the caption "Description of Debt Securities--Defeasance and Covenant Defeasance" in the prospectus will apply to the notes.

Covenants and Events of Default

    Covenants with respect to the notes and events of default under the notes are described in the prospectus.

Book-Entry System

    The notes will be issued in the form of one or more global securities, which will be deposited with or on behalf of DTC and registered in the name of DTC's nominee. See "Description of Debt Securities--Book-Entry System" in the prospectus.

Concerning the Trustee

    We presently, and may from time to time in the future, maintain lines of credit and have customary banking relationships with Citibank, N.A., the trustee under the Indenture. We have several series of debt securities outstanding under another indenture for which the trustee is serving as trustee and the trustee may serve as trustee for other debt securities issued by us from time to time.

                                  UNDERWRITING

    Whirlpool and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

       Underwriters                                   Principal Amount of Notes
       ------------                                   -------------------------
   Goldman, Sachs & Co...............................       $
   Salomon Smith Barney..............................       $
   Banc of America Securities LLC....................       $
   Banc One Capital Markets, Inc. ...................       $
                                                            ------------
       Total.........................................       $
                                                            ============

    Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any notes sold by the underwriters to securities dealers may be sold at a
discount from the initial public offering price of up to     % of the principal
amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from
the initial public offering price of up to     % of the principal amount of
notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

    The notes are a new issue of securities with no established trading market. Whirlpool has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

    In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    Whirlpool estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $65,000.

    Whirlpool has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    The underwriters from time to time provide investment and commercial banking services to Whirlpool. Citibank N.A., the trustee under the Indenture, is an affiliate of Salomon Smith Barney.

                                 LEGAL OPINIONS

    The validity of the notes will be passed upon for us by Kirkland & Ellis, Chicago, Illinois, a partnership including professional corporations. Certain legal matters will be passed upon for the underwriters by Mayer, Brown & Platt, Chicago, Illinois. Mayer, Brown & Platt from time to time provides legal services for us.

PROSPECTUS

                                  $750,000,000

                                [WHIRLPOOL LOGO]

                  Debt Securities and Debt Securities Warrants

                               ----------------

   We may use this prospectus to offer and sell securities from time to time. The types of securities we may sell include:

  . unsecured senior debt securities

  . unsecured subordinated debt securities

  . warrants to purchase debt securities

  . units consisting of any combination of these securities

   We will provide the specific terms of these securities in supplements to this prospectus prepared in connection with each offering. These terms may include:

   In the case of any securities:      In the case of debt securities:      In the case of warrants:
   . offering price                    . interest rate                      . the types of securities
   . size of offering                  . maturity                             that may be acquired
   . underwriting discounts            . ranking                              upon exercise
   . denomination or currency          . whether they may be                . expiration date
                                         redeemed prior to maturity         . exercise price
                                                                            . conditions to exercisability

   The securities offered will contain other significant terms and conditions. Please read this prospectus and the applicable prospectus supplement carefully before you invest.

                               ----------------

   These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor have they determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                  The date of this prospectus is May 1, 2000.

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. You should read this prospectus and the applicable prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

   The registration statement that contains this prospectus and the exhibits to that registration statement contain additional important information about Whirlpool Corporation and the securities offered under this prospectus. Specifically, we have filed certain legal documents that control the terms of the securities offered by this prospectus as exhibits to the registration statement. We will file certain other legal documents that control the terms of the securities offered by this prospectus as exhibits to reports we file with the SEC. That registration statement and the other reports can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

   We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

  . Our Annual Report on Form 10-K for the fiscal year ended December 31,
    1999.

  . Our Current Reports on Form 8-K dated January 24, 2000, February 15,
    2000, March 21, 2000, April 24, 2000 and April 27, 2000.

   You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

                              Corporate Secretary
                             Whirlpool Corporation
                            2000 M63, Mail Drop 2200
                       Benton Harbor, Michigan 49022-2692
                           Telephone: (616) 923-5000.

   You should rely only on the information contained or incorporated by reference in this prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

                             WHIRLPOOL CORPORATION

   Whirlpool Corporation, the leading worldwide manufacturer and marketer of major home appliances, was incorporated in 1955 under the laws of Delaware as the successor to a business that traces its origin to 1898. We manufacture and market a full line of major home appliances and related products, primarily for home use. Our principal products are: home laundry appliances, home refrigeration and room air conditioning equipment, home cooking appliances, home dishwashers, and mixers and other small household appliances.

   Our principal executive offices are located at Benton Harbor, Michigan 49022-2692 and our telephone number is (616) 923-5000.

                                USE OF PROCEEDS

   Unless the applicable prospectus supplement provides otherwise, we will use the net proceeds from the sale of the offered securities for general corporate purposes.

                      RATIOS OF EARNINGS TO FIXED CHARGES

   The following are the unaudited consolidated ratios of earnings to fixed charges for each of the years in the five-year period ended December 31, 1999:

                                                        Year Ended December 31,
                                                        ------------------------
                                                        1999 1998 1997 1996 1995
                                                        ---- ---- ---- ---- ----
Ratio of earnings to fixed charges..................... 3.7  3.0  --   1.5  2.0

   For purposes of the ratios of earnings to fixed charges, earnings consist of pre-tax earnings from continuing operations before fixed charges, minority interest and our equity in undistributed net earnings of less than 50% owned affiliated companies, the investment in which is accounted for by the equity method. Fixed charges consist of interest on indebtedness, amortization of debt expense and premium, and that portion of rentals representative of interest. Our earnings were insufficient to cover fixed charges by $178 million for the year ended December 31, 1997. We incurred pre-tax restructuring charges of $343 million in 1997 to better align our cost structure within the global home-appliance marketplace. Excluding the impact of these restructuring charges, our ratio of earnings to fixed charges in 1997 would have been 1.6.

                         DESCRIPTION OF DEBT SECURITIES

   The following is a general description of the debt securities that we may offer from time to time. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which the general provisions described below will be applicable to the debt securities will be described in the applicable prospectus supplement.

   The debt securities are to be issued in one or more series under an Indenture dated as of March 20, 2000 (as amended by the Trust Indenture Reform Act of 1990, the "Indenture") between the Company and Citibank, N.A., as trustee, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part. The following summary of certain provisions of the debt securities and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indenture, including the definitions of certain terms, and the applicable prospectus supplement. You should read these documents carefully to fully understand the terms of the debt securities.

   The numerical references in parentheses below are to sections of the Indenture. Unless otherwise indicated, capitalized terms used in the following summary that are defined in the Indenture have the meanings used in the Indenture. As used in this summary, the "Company" refers to Whirlpool Corporation and does not, unless the context otherwise indicates, include its subsidiaries.

General

   The Indenture does not limit the amount of debt securities that can be issued under the Indenture and provides that debt securities of any series may be issued under the Indenture up to the aggregate principal amount which may be authorized from time to time by the Company. The Indenture does not limit the amount of other indebtedness or securities, other than certain secured indebtedness as described below, which may be issued by the Company. All debt securities issued under the Indenture will be unsecured and will rank pari passu, or equally, with all other unsecured and unsubordinated indebtedness of the Company. However, because a substantial portion of the Company's operations are conducted through subsidiaries, its cash flow and the consequent ability to service debt, including any debt securities issued under the Indenture, are dependent upon the earnings of its subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by, its subsidiaries to the Company. In addition the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions.

   We will prepare a prospectus supplement for each series of debt securities that we issue. Each prospectus supplement will set forth the applicable terms of the debt securities to which it relates, which may include the following:

  . the title of the securities;

  . any limit upon the aggregate principal amount of the securities;

  . if other than 100% of the principal amount, the percentage of their principal amount at which the offered debt securities will be offered;

  . the maturity;

  . the interest rate and the date from which interest will accrue;

  . if other than as set forth herein, the place or places where the principal of and interest, if any, on the offered debt securities will be payable;

  . the terms of any optional redemption right by the Company or any mandatory redemption obligation;

  . the terms of any "sinking fund" provisions;

  . if other than the principal amount thereof, the portion of the principal amount of the offered debt securities which will be payable upon declaration of acceleration of the maturity thereof;

  . whether the offered debt securities will be issuable in registered or bearer form or both;

  . whether and under what circumstances the Company will pay additional amounts on the offered debt securities held by a person who is not a U.S. Person in respect of taxes or similar charges withheld or deducted and, if so, whether the Company will have the option to redeem such offered debt securities rather than pay such additional amounts;

  . any conversion features;

  . information with respect to warrants, if any;

  . the currency or currency unit in which the offered debt securities are issued or payable;

  . whether the offered debt securities will be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee; and

  . any other terms or conditions not inconsistent with the provisions of the Indenture upon which the offered debt securities will be offered. (Section 2.3)

   "Principal" when used herein includes, when appropriate, the premium, if any, on the debt securities.

   One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Federal income tax consequences and special considerations applicable to such debt securities will be described in the prospectus supplement or prospectus supplements relating to any such series of debt securities. In general, the material federal income tax consequences applicable to a series of debt securities will be described in the prospectus supplement relating to the series of debt securities, to the extent applicable.

   Unless otherwise provided in the prospectus supplement relating to any offered debt securities, principal and interest, if any, will be payable, and the debt securities will be transferable or exchangeable, at the office or offices or agency that we maintain for those purposes, provided that payment of interest on any registered debt securities will be paid at such place of payment by check mailed to the persons entitled to the payment at the addresses of such persons appearing on the security register. Interest on registered debt securities will be payable on any interest payment date to the persons in whose name the debt securities are registered at the close of business on the record date for the interest payment date.

   The debt securities may be issued in registered form or bearer form or both as specified in the terms of the series. Additionally, the debt securities may be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee and, if so represented, beneficial interests in the global note will be shown on, and transfers thereof will be effected only through, records maintained by the designated depository and its participants.

   Debt securities in bearer form will be transferable by delivery. (Section 2.8) To the extent set forth in the prospectus supplement relating to such debt securities, interest on debt securities in bearer form will be payable only against presentation and surrender of the coupons for the interest installments evidenced by the coupons as they mature at a paying agency of the Company located outside of the United States and its possessions. (Section 3.1) The Company will maintain such an agency for a period of two years, or any period after two years for which it is necessary to conform to United States tax laws or regulations, after the principal of such debt securities has become due and payable. (Section 3.2)

   The debt securities being offered by this prospectus will be issued in denominations of $1,000 or any whole multiple of $1,000 or the equivalent in foreign denominated currency or currency units, unless otherwise specified in the prospectus supplement relating to any offered debt securities. (Section 2.7)

   The Indenture requires the annual filing by the Company with the trustee of a certificate as to compliance with certain covenants contained in the Indenture. (Section 3.5)

   The Company will comply with Section 14(e) under the Exchange Act, and any other tender offer rules under the Exchange Act which may then be applicable, in connection with any obligation of the Company to purchase offered debt securities at the option of the holders thereof. Any such obligation applicable to a series of debt securities will be described in the prospectus supplement or prospectus supplements relating to the series.

   The Company may at any time purchase debt securities at any price in the open market or otherwise. Debt securities so purchased by the Company may, at its sole option, be held, resold or surrendered to the trustee for cancellation.

   Unless otherwise described in a prospectus supplement relating to any offered debt securities, there are no covenants or provisions contained in the Indenture that may afford the holders of offered debt securities direct protection in the event of a highly leveraged transaction involving the Company.

Exchange of Securities

   Registered debt securities may be exchanged for an equal aggregate principal amount of registered debt securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the registered debt securities at an agency maintained by the Company for that purpose and upon fulfillment of all other requirements of such agent. (Section 2.8) No service charge will be made for any transfer or exchange of the debt securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.8)

   To the extent and under the circumstances specified by the terms of a series of debt securities authorized to be issued in registered form and bearer form, bearer debt securities may be exchanged for an equal aggregate principal amount of registered debt securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the bearer debt securities with all unpaid coupons relating to the bearer debt securities at an agency maintained by the Company for such purposes and upon fulfillment of all other requirements of such agent. (Section 2.8) The terms of a series of debt securities will normally not permit registered debt securities to be exchanged for bearer debt securities.

Limitations on Liens

   Unless otherwise indicated in the prospectus supplement, the Company will covenant that, so long as any of the debt securities of a series remain outstanding, the Company will not, nor will it permit any Restricted Subsidiary to, secure indebtedness for money borrowed (hereinafter referred to as "Debt") by placing a Lien on any Principal Property now or hereafter owned or leased by the Company or any Restricted Subsidiary or on any shares of stock or Debt of any Restricted Subsidiary without equally and ratably securing the debt securities of such series, unless (1) the aggregate principal amount of such secured Debt then outstanding plus (2) all Attributable Debt of the Company and its Restricted Subsidiaries in respect of sale and leaseback transactions described below covering Principal Properties, other than sale and leaseback transactions under (b) of the following paragraph, does not exceed an amount equal to 10% of Consolidated Net Tangible Assets.

   This restriction will not apply to, and there shall be excluded in computing secured Debt for purposes of this restriction, certain permitted Liens, including:

      (a) Liens existing as of the date of the Indenture,

      (b) Liens on property or assets of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary,

      (c) Liens on property or assets or shares of stock or Debt existing at the time of acquisition and certain purchase money or similar Liens,

      (d) Liens to secure certain development, operation, construction, alteration, repair or improvement costs,

      (e) Liens in favor of, or which secure Debt owing to, the Company or a Restricted Subsidiary,

      (f) Liens in connection with government contracts, including the assignment of moneys due or to come due thereon,

      (g) certain Liens in connection with legal proceedings or arising in the ordinary course of business and not in connection with the borrowing of money,

      (h) Liens on property securing tax-exempt obligations issued by a domestic governmental issuer to finance the cost of acquisition or construction of such property, and

      (i) extensions, substitutions, replacements or renewals of the foregoing. (Section 3.9)

Restrictions on Sale and Leasebacks

   Unless otherwise indicated in the prospectus supplement, the Company will covenant that, so long as any of the debt securities of a series remain outstanding, the Company will not, nor will it permit any Restricted Subsidiary to, enter into any sale and leaseback transaction, except a lease for a period not exceeding three years, after the date of the Indenture covering any Principal Property which was or is owned or leased by the Company or a Restricted Subsidiary and which has been or is to be sold or transferred more than 120 days after such property has been owned by the Company or such Restricted Subsidiary and completion of construction and commencement of full operation thereof, unless (a) the Attributable Debt in respect thereto and all other sale and leaseback transactions entered into after the date of the Indenture (other than those the proceeds of which are applied to reduce indebtedness under (b) following), plus the aggregate principal amount of then outstanding secured Debt not otherwise permitted or excepted without equally and ratably securing the debt securities, does not exceed 10% of Consolidated Net Tangible Assets, or (b) an amount equal to the greater of the net proceeds of the sale or the fair market value of the Principal Property leased is applied within 120 days after the sale or transfer to the voluntary retirement of indebtedness, including debt securities, maturing more than one year thereafter. (Section 3.10)

Certain Definitions

   The following are certain key definitions used in the Indenture.

   The term "Subsidiary" is defined to mean a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

   The term "Restricted Subsidiary" is defined to mean any Subsidiary (a) substantially all the property of which is located, or substantially all the business of which is carried on, within the United States, or (b) which owns or leases any Principal Property; provided, however, that the term "Restricted Subsidiary" shall not include any Subsidiary (1) more than 80% of whose revenues during the four preceding calendar quarters, if any, were derived from, and more than 80% of whose assets are related to, the financing of foreign Subsidiaries, or the financing of sales or leasing to Persons other than the Company or any other Restricted Subsidiary, (2) which is primarily engaged in holding or developing real estate or constructing buildings or designing, constructing or otherwise manufacturing structures, equipment, systems, machines, devices or facilities for the control or abatement of atmospheric pollutants or contaminants, water pollution, noise, odor or other pollution or waste disposal, (3) which is a bank, insurance company or finance company, (4) which is or was a "DISC" (Domestic International Sales Corporation) or a "FSC" (Foreign Sales Corporation), as defined in Sections 992 or 922, respectively, of the Internal Revenue Code of 1986, as amended (the "Code"), or which receives similar tax treatment under any subsequent amendments thereto or successor laws thereof, or (5) which is any other financial entity whose accounts as of the date of determination are not required to be consolidated with the accounts of the Company in its audited consolidated financial statements (but such Subsidiary shall be excluded pursuant to any of clauses (i) through (v) of this proviso only so long as it shall not own any Principal Property).

   The term "Principal Property" is defined to mean any building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, owned or leased by the Company or any Restricted Subsidiary, used primarily for manufacturing and located in the United States, the gross book value on the books of the Company or such Restricted Subsidiary (without deduction of any depreciation reserve) of which on the date as of which the determination is being made exceeds 1% of Consolidated Net Tangible Assets, other than any such building, structure or other facility or any portion thereof or any such fixture (together with the land upon which it is erected and fixtures comprising a part thereof) (i) which is financed by industrial development bonds which are tax exempt pursuant to Section 103 of the Code (or which receive similar tax treatment under any subsequent amendments thereto or successor laws thereof), or (ii) which, in the opinion of the Board of Directors of the Company, is not of material importance to the total business conducted by the Company and its Restricted Subsidiaries taken as a whole.

   The term "Attributable Debt," in respect of the sale and leaseback transactions described above, is defined to mean the amount determined by multiplying the greater, at the time such transaction is entered into, of (i) the fair value of the real property subject to such arrangement (as determined by the Company) or (ii) the net proceeds of the sale of such real property to the lender or investor, by a fraction of which the numerator is the unexpired initial term of the lease of such real property as of the date of determination and of which the denominator is the full initial term of such lease. Sale and leasebacks with respect to facilities financed with certain tax exempt securities are excepted from the definition.

   The term "Consolidated Net Tangible Assets" is defined to mean the aggregate amount of assets, less applicable reserves and other properly deductible items, after deducting (a) all current liabilities, excluding any current liablities constituting Funded Debt by reason of being extendible or renewable, and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

   The term "Funded Debt" is defined to mean all indebtedness for money borrowed, or evidenced by a bond, debenture, note or similar instrument or agreement whether or not for money borrowed, having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower. (Section 1.1)

   The term "Lien" is defined to mean any pledge, mortgage or other lien, including lease purchase, installment purchase and other title retention financing arrangements, on or in respect of any Principal Property owned or leased by the Company or any Restricted Subsidiary, or on any shares of stock or Debt of any Restricted Subsidiary. (Section 3.9)

Events of Default

   The following are Events of Default under the Indenture with respect to the debt securities of any series:

  . a failure to pay any interest on any debt security of that series when due and payable, and continuance of such failure for a period of 30 days;

  . failure to pay the principal on any debt security of that series as and when the same shall become due and payable either at maturity, upon redemption, other than with respect to a sinking fund payment, by declaration or otherwise;

  . failure to deposit any sinking fund payment when due in respect of that series, and continuance of such failure for a period of 30 days;

  . default in the performance, or breach, of any other covenant or warranty of the Company set forth in the Indenture not otherwise dealt with in
    Section 5.1, other than a covenant or warranty included in the Indenture solely for the benefit of a series of Securities other than that series, and continuance of such default or breach for a period of 90 days after due notice by the trustee or by the Holders of at least 25% in principal amount of the Outstanding Securities of that series;

  . failure to pay any portion of the principal of any indebtedness for money borrowed by the Company, including debt securities of another series, which indebtedness is in excess of $50,000,000 outstanding principal amount, when due and payable after the expiration of any applicable grace period with respect thereto or the acceleration of such indebtedness, if such acceleration is not annulled within 10 days after written notice as provided in the Indenture; and

  . certain events of bankruptcy, insolvency or reorganization of the Company. (Section 5.1)

   Additional Events of Default may be prescribed for the benefit of holders of certain series of debt securities which, if prescribed, will be described in the prospectus supplement relating to those debt securities. The Indenture provides that the trustee shall notify the holders of debt securities of each series of all defaults known to it and affecting that series within 90 days after the occurrence of a default unless the defaults shall have been cured before the giving of the notice. The term "default" or "defaults" for the purposes of this section of the Indenture is defined to mean any event or condition which is, or with notice or lapse of time or both would become, an Event of Default. The Indenture provides that notwithstanding the foregoing, except in the case of a default in the payment of the principal of or interest on any of the debt securities of such series or any default in the payment of any sinking fund installment or analogous obligation in respect of any of the debt securities of such series, the trustee shall be protected in withholding such notice if the trustee in good faith determines that the withholding of such notice is in the interests of the holders of debt securities of such series. (Section 5.11)

   The Indenture provides that if an Event of Default with respect to any series of debt securities shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of debt securities of that series then outstanding may declare the principal amount of all the debt securities of that series to be due and payable immediately or, if the debt securities of that series are Original Issue Discount Securities (as defined), such portion of the principal amount as may be specified in the terms of that series to be immediately due and payable. However, upon certain conditions such declaration may be annulled. (Section 5.1) Any past defaults and the consequences of the defaults may be waived by the holders of a majority in principal amount of the debt securities of that series then outstanding, except for a default in the payment of principal of or interest on debt securities of that series, which default cannot be waived. (Sections 5.1 and 5.10) The Indenture also permits the Company to omit compliance with certain covenants in the Indenture with respect to debt securities of any series upon waiver by the holders of a majority in principal amount of the debt securities of such series then outstanding. (Section 3.11)

   Subject to the provisions of the Indenture relating to the duties of the trustee in case an Event of Default with respect to any series of debt securities shall occur and be continuing, the trustee shall be under no obligation to exercise any of the trusts or powers vested in it by the Indenture at the request or direction of any of the holders of that series, unless such holders shall have offered to the trustee reasonable security or indemnity. (Sections 6.1 and 6.2) Subject to such provisions for security or indemnification and certain limitations contained in the Indenture, the holders of a majority in aggregate principal amount of the debt securities of each series affected by an Event of Default and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the Indenture or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. (Section 5.9)

   No holder of any debt security of any series will have any right by virtue or by availing of any provision of the Indenture to institute any proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given the trustee written notice of an Event of Default with respect to debt securities of that series and unless also the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series shall have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee and the trustee shall have failed to institute such proceeding within 60 days after its receipt of such request, and the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with such request. (Section 5.6) However, the right of a holder of any debt security to receive payment of the principal of and any interest on such debt security on or after the due dates expressed in such debt security, or to institute suit for the enforcement of any such payment on or after such dates, shall not be impaired or affected without the consent of such holder. (Section 5.7)

Satisfaction and Discharge of Indenture

   The Indenture with respect to any series--except for certain specified surviving obligations, including, among other things, the Company's obligation to pay the principal of and interest on the debt securities of such series-- will be discharged and canceled upon the satisfaction of certain conditions, including the payment of all the debt securities of such series or the deposit with the trustee of cash or appropriate Government Obligations (as defined) or a combination thereof sufficient for such payment or redemption in accordance with the Indenture and the terms of the debt securities of such series.

Modification of the Indenture

   The Indenture contains provisions permitting the Company and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of each series at the time outstanding, to execute supplemental indentures adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture or any supplemental indenture with respect to the debt securities of such series or modifying in any manner the rights of the holders of the debt securities of such series; provided that no such supplemental indenture may (1) extend the final maturity of any debt security, or reduce the principal amount thereof or any premium thereon, or reduce the rate or extend the time of payment of any interest thereon, or reduce any amount payable on redemption thereof, or impair or affect the right of any holder of debt securities to institute suit for payment thereof or, if the debt securities provide therefor, any right of repayment at the option of the holders of the debt securities, without the consent of the holder of each debt security so affected, or (2) reduce the percentage of debt securities of such series, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all debt securities of such series so affected. (Section 8.2) Additionally, in certain prescribed instances, the Company and the trustee may execute supplemental indentures without the consent of the holders of debt securities. (Section 8.1)

Defeasance and Covenant Defeasance

   The Indenture provides that, if the defeasance provisions of the indenture are made applicable to the debt securities of a series pursuant to Section 2.3 of the Indenture, then the Company may elect either (1) to terminate, and be deemed to have satisfied, all its obligations with respect to such debt securities, except for the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities, to compensate and indemnify the trustee and to punctually, pay or cause to be paid the principal of, and interest on, all debt securities of such series when due ("defeasance"), or (2) to be released from its obligations with respect to such debt securities under Sections 3.7, 3.8, 3.9 and 3.10 of the Indenture (being the restrictions described above under "Limitations on Liens" and "Restrictions on Sale and Leasebacks" and certain requirements as to maintenance of Principal Properties and payment of taxes and other claims) ("covenant defeasance"), upon the deposit with the trustee, in trust for such purpose, of money and/or Government Obligations which through the payment of principal and interest in accordance with their terms, without consideration of any reinvestment, will provide money, in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and interest, if any, on the outstanding debt securities of such series, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may be established only if, among other things, the Company has delivered to the trustee an opinion of counsel with regard to certain matters, including an opinion to the effect that the Holders of such debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and discharge and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance or covenant defeasance, as the case may be, had not occurred. The prospectus supplement may further describe the provisions, if any, permitting defeasance or covenant defeasance with respect to the debt securities of any series. (Section 10.1)

Concerning the Trustee

   The Company presently does, and may from time to time in the future, maintain lines of credit and have customary banking relationships with Citibank, N.A., the trustee under the Indenture. The Company has several series of debt securities outstanding under the Indenture for which the trustee is serving as trustee and the trustee may serve as trustee for other debt securities issued by the Company from time to time.

Global Securities

   The following will apply to debt securities of any series, unless the prospectus supplement relating to that series provides otherwise.

   Upon issuance, the debt securities of each series will be represented by one or more "global securities" which will be deposited with, or on behalf of, the depositary and will be registered in the name of the depositary or a nominee of the depositary. Unless otherwise indicated in the prospectus supplement relating to a series of debt securities, The Depositary Trust Company ("DTC") will act as the depositary and the global securities will be deposited with, or on behalf of, DTC or its nominee, and registered securities will be registered in the name of a nominee of DTC. Except under limited circumstances described below, global securities will not be exchangeable for definitive certificated debt securities.

   Upon the issuance of a global security, DTC or its nominee will credit on its book-entry registration and transfer system the principal amounts of the individual debt securities represented by such global security to the accounts of persons that have accounts with DTC ("Participants"). Ownership of beneficial interests in a global security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to interests of Participants) and records of Participants (with respect to interests of persons who hold through Participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, pledge or transfer beneficial interest in a global security.

   So long as the depository or its nominee is the registered owner of a global security, the depository or its nominee will be considered the sole owner or holder of the debt securities represented by such global security for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have any of the individual debt securities registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

   Payments of principal of and any interest (and premium, if any) on individual debt securities represented by a global security will be made to DTC or its nominee, as the case may be, as the sole registered owner of such global security and the sole holder of the debt securities represented by the global security for all purposes under the applicable Indenture. Neither the Company nor the trustee, nor any agent of the Company or the trustee, will have any responsibility or liability for any aspect of DTC's records relating to or payments made on account of beneficial ownership interests in the global securities representing any debt securities or for maintaining, supervising or reviewing any of DTC's records relating to those beneficial ownership interests.

   The Company has been advised by DTC that, upon receipt of any payment in respect of a global security, DTC will immediately credit Participants' accounts for their pro rata share of such payments. The Company also expects that payments by Participants to owners of beneficial interests in global securities held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." These payments will be the sole responsibility of the Participants.

   Global securities may not be transferred except as a whole by DTC to a nominee of DTC. Global securities representing debt securities are exchangeable for certificated debt securities only if:

  . DTC or its nominee notifies the Company that it is unwilling or unable to continue as depositary for these global securities;

  . DTC ceases to be qualified as required by the applicable Indenture;

  . the Company instructs the trustee in accordance with the applicable
    Indenture that those global securities will be so exchangeable; or

  . there shall have occurred and be continuing an Event of Default or an event which after notice or lapse of time would be an Event of Default with respect to the debt securities represented by such global security.

   Any global securities that are exchangeable as described above shall be exchangeable for certificated debt securities issuable in denominations of $1,000 (or $5,000 in the case of bearer debt securities) and integral multiples of $1,000 (or $5,000 in the case of bearer debt securities) in excess thereof and registered in such names as DTC or its nominee shall direct. Subject to the foregoing, global securities are not exchangeable, except for global securities of like denomination to be registered in the name of DTC or its nominee. If debt securities are subsequently issued in registered form, they would thereafter be transferred or exchanged without any service charge at the corporate trust office of the trustee or at any other office or agency maintained by the Company for such purpose.

   So long as DTC or its nominee is the registered holder and owner of global securities, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global securities for the purposes of receiving payment on the debt securities, receiving notices and for all other purposes under the applicable Indenture and the debt securities. Except as provided above, owners of beneficial interests in global securities will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders thereof for any purpose under the applicable Indenture. Accordingly, each person owning a beneficial interest in the global securities must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the applicable Indenture. The Indentures provide that DTC may grant proxies and otherwise authorize Participants to give to take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable Indenture. The Company understands that under existing industry practices in the event that the Company requests any action of holders or that an owner of a beneficial interest in global securities desires to give to take any action which a holder is entitled to give or take under the applicable Indenture. DTC or its nominee would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners through them.

   DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the SEC.

   According to DTC, the foregoing information with respect DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

                            DESCRIPTION OF WARRANTS

   The Company may issue, together with other debt securities or separately, warrants for the purchase of debt securities. The warrants will be issued under warrant agreements to be entered into between the Company and a bank or trust company, as warrant agent, all as shall be set forth in the prospectus supplement or prospectus supplements relating to warrants being offered by this prospectus. A copy of the form of warrant agreement, including the form of warrant certificate representing the warrants, is filed as an exhibit to the registration statement of which this prospectus forms a part. The following summary of certain provisions of the warrant certificate and the warrant agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the warrant agreement, including the definitions of certain terms, and the applicable prospectus supplement. You should read these documents carefully to fully understand the terms of the warrants.

General

   The prospectus supplement or prospectus supplements relating to any warrants will describe the terms of the warrants offered thereby, the warrant agreement relating to such warrants and the warrant certificates representing such warrants, including the following:

  . the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of such warrants and the procedures and conditions relating to the exercise of such warrants;

  . the designation and terms of any related debt securities with which such warrants are issued and the number of such warrants issued with each such debt security;

  . the date, if any, on and after which such warrants and the related debt securities will be separately transferable;

  . the principal amount of debt securities purchasable upon exercise of warrants and the price at which such principal amount of debt securities may be purchased upon such exercise;

  . the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

  . if the debt securities purchasable upon exercise of such warrants are Original Issue Discount Securities, a discussion of federal income tax considerations applicable thereto; and

  . whether the warrants represented by the warrant certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered.

   Warrant certificates will be exchangeable for new warrant certificates of different denominations and warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the debt securities purchasable upon such exercise--except to the extent that consent of holders of warrants may be required for certain modifications of the terms of the Indenture and a series of debt securities issuable upon exercise of the warrants--and will not be entitled to payments of principal of or interest, if any, on the debt securities purchasable upon such exercise.

Exercise of Warrants

   Each warrant will entitle the holder thereof to purchase for cash such principal amount of debt securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered by this prospectus. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the warrants offered by the prospectus supplement. After the close of business on the applicable expiration date, unexercised warrants will become void.

   Warrants may be exercised as set forth in the prospectus supplement relating to the warrants offered thereby. As soon as practicable after the proper exercise of a warrant, the Company shall issue, pursuant to the Indenture, the debt securities purchased upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining amount of warrants.

                              PLAN OF DISTRIBUTION

   We may sell the securities offered pursuant to this prospectus through agents, through underwriters or dealers or directly to one or more purchasers. We may also sell the securities through a combination of these methods.

   Underwriters, dealers and agents that participate in the distribution of the securities offered pursuant to this prospectus may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation, including underwriting discount, will be described in the applicable prospectus supplement. The prospectus supplement will also describe other terms of the offering, including any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the offered securities may be listed.

   The distribution of the securities offered under this prospectus may occur from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

   If the applicable prospectus supplement indicates, we will authorize dealers or our agents to solicit offers by certain institutions to purchase offered securities from us pursuant to contracts that provide for payment and delivery on a future date. We must approve all institutions, but they may include, among others:

  . commercial and savings banks;

  . insurance companies;

  . pension funds;

  . investment companies; and

  . educational and charitable institutions.

   The institutional purchaser's obligations under the contract are subject to the condition that the purchase of the offered securities at the time of delivery is allowed by the laws that govern the purchaser. The dealers and our agents will not be responsible for the validity or performance of the contracts.

   We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make as a result of those certain civil liabilities.

   When we issue the securities offered by this prospectus, they may be new securities without an established trading market. If we sell a security offered by this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but the underwriter will not be obligated to do so and could discontinue any market making without notice at any time. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered by this prospectus.

   Underwriters and agents and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of their and/or our businesses.

                                 LEGAL MATTERS

   Unless otherwise indicated in the prospectus supplement, certain legal matters regarding the offered debt securities will be passed upon for us by Kirkland & Ellis, a partnership including professional corporations.

                                    EXPERTS

   The consolidated financial statements and schedule of Whirlpool Corporation at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, incorporated by reference in this Prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference in the Company's Annual Report on Form 10-K, which, as to the years 1998 and 1997, are based in part on the reports of PricewaterhouseCoopers, independent auditors. The financial statements and schedule referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

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    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ----------------

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                                                           Page
                                                                           ----
Whirlpool Corporation.....................................................  S-1
Recent Developments ......................................................  S-2
Forward-Looking Statements................................................  S-3
Use of Proceeds...........................................................  S-4
Capitalization............................................................  S-4
Selected Historical Consolidated Financial Data...........................  S-5
Management's Discussion and Analysis of Results of Operations and
 Financial Condition......................................................  S-6
Description of Notes...................................................... S-12
Underwriting.............................................................. S-14
Legal Opinions............................................................ S-15

                                   Prospectus

About This Prospectus.....................................................    2
Where You Can Find More Information.......................................    3
Whirlpool Corporation.....................................................    3
Use of Proceeds...........................................................    4
Ratios of Earnings to Fixed Charges.......................................    4
Description of Debt Securities............................................    5
Description of Warrants...................................................   15
Plan of Distribution......................................................   16
Legal Matters.............................................................   16
Experts...................................................................   17

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                                  $250,000,000

                             Whirlpool Corporation

                                     % Notes
                                 due     , 2010

                               ----------------

                              [LOGO OF WHIRLPOOL]

                               ----------------


                              Goldman, Sachs & Co.
                              Salomon Smith Barney
                        Banc of America Securities LLC
                        Banc One Capital Markets, Inc.


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